UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into Investment Agreement

On August 27, 2025, Earlyworks Co., Ltd. (the “Company”), entered into an Investment Agreement (the “Investment Agreement”) with a non-U.S. investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 175,952 ordinary shares (the “Shares”), at a purchase price per share of JPY84 (US$0.57), for gross proceeds of JPY 14,779,968 (US$100,000), of which proceeds will be used for working capital and other general corporate purposes. The Private Placement closed on September 16, 2025.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were offered pursuant to the exemption provided in Regulation S under the Securities Act.

The foregoing description of the Investment Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of the Investment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: September 22, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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